As filed with the Securities and Exchange Commission on July 11, 2002.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

TEMPLETON DRAGON FUND, INC.
(Name of Subject Company (issuer))

TEMPLETON DRAGON FUND, INC.
(Name of Filing Person (offeror))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

88018T101
(CUSIP Number of Class of Securities)

Barbara J. Green, Esq.
Templeton Dragon Fund, Inc.
Broward Financial Centre
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394-3091
Tel: (954) 527-7500
Fax: (954) 847-2288

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

John F. Della Grotta, Esq. Paul, Hastings, Janofsky & Walker LLP 695 Town Center Drive, 17th Floor Costa Mesa, California 92626-1924 Tel: (714) 668-6200 Fax: (714) 979-1921	Bruce G. Leto, Esq. Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square Philadelphia, PA 19103-7098 Tel: (215) 564-8000 Fax: (215) 564-8120

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE

$46,547,741 (a)	$4,283 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 4,874,109 shares in the offer, based upon a price of $9.55 (90% of the net asset value per share of $10.61 on June 5, 2002).

(b)	Calculated at $92 per $1,000,000 of the Transaction Value.

Item 12. Exhibits
SIGNATURE
EXHIBIT (A)(5)(I)

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$4,283
Form or Registration No.:	Schedule TO
Filing Party:	Templeton Dragon Fund, Inc.
Date Filed:	June 11, 2002

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 11, 2002 by Templeton Dragon Fund, Inc., a Maryland corporation (the “Fund”), relating to an offer to purchase for cash up to 4,874,109 shares of its issued and outstanding common stock, par value $0.01 per share, amends such Issuer Tender Offer Statement on Schedule TO to add an additional exhibit in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits

The following material is hereby filed as an additional exhibit to the Fund’s Schedule TO

Exhibit No.	Description

(a)(5)(i)	Text of press release dated and issued on July 11, 2002.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TEMPLETON DRAGON FUND

By:	/s/ BARBARA J. GREEN

Name: Barbara J. Green, Esq. Title: Vice President and Secretary

Dated: July 11, 2002